HIVE Digital Technologies Announces Plans to Build 100 MW Hydroelectric Data Center in Paraguay, Targeting to Double Revenue and Increase Hashrate to Over 12 Exahash in the Next Year

Vancouver, British Columbia--(Newsfile Corp. - July 22, 2024) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) ("HIVE" or the "Company"), a leading digital asset miner and "green"-focused data center builder and operator, today announced its plans for constructing a 100 megawatt ("MW") digital asset mining operation in Paraguay. After touring the country and meeting with President Santiago Peña and his senior cabinet ministers, HIVE endorses his vision for a business-friendly Paraguay (all amounts in US dollars, unless otherwise indicated).

Frank Holmes, HIVE's Executive Chairman stated: "We are thrilled to announce our plan for a 100 MW project in Paraguay, utilizing green and clean energy sourced from the Itaipu hydroelectric dam. This potential opportunity is expected to add up to an additional 6.5 Exahash per second (EH/s) to our Bitcoin mining operations, increasing our global EH/s to 12.1 EH/s. This represents a significant milestone in our diversified growth strategy and supports our commitment to expanding our global footprint with data center operations in Canada, Sweden, Iceland and now Paraguay. We are confident that this venture can deliver healthy returns and drive long-term value, fostering economic growth and innovation in the region."

Stability in government fiscal policies, such as energy pricing and taxation, will be a key factor in our future expansion considerations relating to continued growth in Paraguay. Infrastructure projects such as data centers require significant foreign direct investment and a large scale project, such as a 100 MW data center, is expected to generate over $100 million of stable U.S. dollar revenue for the Government's utility company over the next three years.

With global demand for Bitcoin on the rise, and the successful launch of U.S.-based ETFs Bitcoin has become adopted and emerges as an attractive alternative asset for investors.

As a Canadian public company, HIVE remains committed to full transparency and community engagement, creating local jobs and providing a stable income stream that benefits the national economy.

By hiring locally, the Company aims to contribute to regional economic growth, providing meaningful employment opportunities and fostering education and skill development.

In Paraguay, HIVE will offer its experience and expertise in grid balancing and demand response to support continued industrial development, while monetizing surplus or under-monetized power assets. Additionally, as the Company's energy bills will be paid in U.S. dollars, its operations in Paraguay offer a unique opportunity for the government by providing stable monthly U.S. dollar income, acting as a strategic currency hedge, and ensuring financial stability in an increasingly volatile global currency market. In 2023, electricity exports constituted approximately 13.2% of Paraguay's total exports.

HIVE is proud to be at the forefront of sustainable and ethical Bitcoin mining practices. By leveraging renewable hydroelectric power, the Company minimizes its environmental footprint while contributing to the global transition toward greener energy solutions. This commitment to sustainability benefits the environment and aligns with growing consumer demand for eco-friendly business practices, differentiating Hive's strategy from industry peers.

Executive Chairman Frank Holmes, Chief Operating Officer Luke Rossy, Hive Sweden Country President Johanna Thornblad, and General Legal Counsel Gabriel Ibghy were on the initial scoping trip to Paraguay. Frank Holmes added that both Johanna and Gabriel speak Spanish and together have experience navigating cultural and business landscapes in Latin America. Gabriel Ibghy said, "We have made significant progress in identifying the data center site and securing construction and power supply contracts. The transaction is subject to final agreements, due diligence, board approval, and regulatory approvals. We will announce further details soon."

Fleet Upgrade and Equipment Purchase

HIVE's Chief Operating Officer Luke Rossy is also pleased to announce "that in addition to touring the beautiful country of Paraguay, meeting with the President and his ministers and seeing the huge potential for growth; we have acquired an additional 500 Bitmain S21 Pro Antminers to maintain our cadence in upgrading our equipment every month. S21 Pro's are the latest and most efficient machines on the market, with a hashrate of 234 Terahash per second and an efficiency of 15 J/TH. These units are expected to ship this month and are integral to the Company's strategy of continually upgrading its fleet while growing its HODL position." HIVE expects its total operational hashrate to increase to 5.6 EH/s once the miners are fully installed.

Strategic HODL Increase:

As of July 21, 2024, HIVE's HODL position increased to 2,521 BTC, up from 2,496 BTC at the end of June 2024. With a Bitcoin HODL value of over $170 million as of July 21, 2024, the Company's enterprise value appears very attractive relative to industry peers.

Incentive Grants

Extensive research by Harvard Business School (HBS) highlights the importance of non-linear or dynamic rewards and variable long-term incentives in building long-term culture, morale, and employee retention. Non-linear incentives align employees' interests with the Company's long-term success, fostering a culture of innovation, resiliency, and motivating employees to pursue creative and strategic initiatives crucial for sustained growth and competitive advantage.

The management team or board has not received RSUs or options for 18 months, while management has delivered operating income every quarter during the market turmoil that saw Bitcoin prices fall to $16,000 before surging to over $70,000 this year. Further, management has shown resiliency in growing its Bitcoin footprint and launching its HPC strategy, being among the lowest G&A per Bitcoin mined with the lowest shareholder dilution and generating EBITDA of $37 million for the recent year ending March 2024, as detailed in our recent press release. To recognize the HIVE team, we have granted RSUs that will not be free trading for another year, ensuring management remains focused on conservatively growing the business.

Accordingly, HIVE announces today the granting of 2,491,000 restricted share units (RSUs) to certain employees, officers, directors, and eligible consultants. The RSUs were issued pursuant to the Company's RSU plan and are subject to the statutory one-year minimum vesting period imposed by the TSX Venture Exchange.

About HIVE Digital Technologies Ltd.

HIVE Digital Technologies Ltd. went public in 2017 as the first cryptocurrency mining company listed for trading on the TSX Venture Exchange with a focus on sustainable green energy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on major stock exchanges, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns and operates state-of-the-art, green energy-powered data center facilities in Canada, Sweden, and Iceland, where we endeavour to source green energy to mine digital assets such as Bitcoin on the cloud. Since the beginning of 2021, HIVE has held in secure storage the majority of its treasury of BTC derived from mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of Bitcoin. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space.

Environmental Sustainability:

  Green Energy: By sourcing green renewable energy, HIVE is committed to environmental responsibility, positioning itself as a leader in sustainable cryptocurrency mining.
  Competitive Advantage: We believe this environmentally conscious approach sets HIVE apart from competitors and aligns with evolving investor preferences.

Expansion into AI Strategy:

  Diversification: HIVE's diversification into HPC enables us to support artificial intelligence (AI) using Nvidia GPU chips, showcasing our adaptability and innovation beyond traditional Bitcoin mining.
  Revenue Streams: This strategic move into HPC broadens HIVE's revenue streams and places it at the forefront of technological advancements in both cryptocurrency and AI industries.

HIVE's unique value proposition encompasses efficient operations, a proven agile management team, financial strength, environmental sustainability, and innovative expansion strategies. Beyond Bitcoin mining, HIVE is firmly part of the global boom in data center infrastructure, sourcing primarily green renewable energy.

HIVE presents a unique growth opportunity with over 2,400 Bitcoins on its balance sheet and growing revenue from its suite of Nvidia GPU chips powering data services for the AI revolution.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEdigitaltechnologies.com. Follow @HIVEDigitalTech on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:
Frank Holmes
info@hivedigitaltech.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes information about: business goals and objectives of the Company; the completion of the site selection, facility construction, power contracts and related transactions contemplated to construct a 100 MW Hydroelectric Data Center in Paraguay, including the receipt of all required regulatory approvals; the benefits of geographical diversification and the ability to operate the business in Paraguay on terms which are economic or at all; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; the Company's program to build a high-performance computing business offering cloud computing services; the Company's operations and sustainable future profitability; potential further improvements to the profitability and efficiency across mining operations by optimizing cryptocurrency mining output, continuing to lower direct mining operations cost structure, and maximizing existing electrical and infrastructure capacity including with newmining equipment in existing facilities; continued adoption of Bitcoin globally; the potential for the Company's long term growth; the business goals and objectives of the Company, and other forward-looking information includes but is not limited to information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward looking information include, but are not limited to: the inability to complete and conduct operations in Paraguay on terms which are economic or at all; the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the Company's ability to compete successfully with other cloud computing service providers; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of pandemics on the business of the Company, including but not limited to the effects of pandemics on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's ability to realize operational efficiencies going forward into profitability; profitable use of the Company's assets going forward; the Company's ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

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